Exhibit 11

CORN PRODUCTS INTERNATIONAL, INC. (“CPI”)

Computation of Net Income

Per Share of Common Stock

(All figures are in millions except per share data )	Three Months Ended March 31, 2012
Average shares outstanding — Basic	76.4

Effect of dilutive securities:
Stock options and other	1.6
Average shares outstanding — Assuming dilution	78.0

Net income attributable to CPI	$94.2

Net income per share of CPI:
Basic	$1.23
Diluted	$1.21